Exhibit 1

IncrediMail Appoints Mobile and Telecommunication Executive Alan
Gelman to Board of Directors; Ofer Adler to Step Down

TEL-AVIV, Israel – August 8, 2011 -- IncrediMail Ltd. (Nasdaq: MAIL), a digital media company that builds downloadable personal productivity consumer products, today announced that Alan Gelman, CFO and Deputy CEO of Bezeq, Ltd., joined IncrediMail’s Board of Directors.  Mr. Gelman is replacing Ofer Adler who will be leaving the Board of Directors effective immediately.

“We are extremely excited to have Alan Gelman join our board.  Alan brings extensive experience in the mobile and telecommunications markets which will be a valuable asset as we look to extend our product portfolio to the mobile platform,” said Josef Mandelbaum, IncrediMail’s CEO.  “I believe Alan’s background in finance and telecommunications as well as his experience working with large public companies will provide us with extremely valuable guidance as we continue to move forward and execute our growth strategy.”

Mr. Gelman has been a senior executive with all of Israel’s largest telecommunication and mobile companies.  Currently he is Chief Financial Officer and Deputy Chief Executive Officer of Bezeq, The Israel Telecommunication Corp. Ltd. (TASE: BEZQ), Israel's leading telecommunications provider.  Prior to Bezeq, he held various executive positions including: Chief Financial Officer and Deputy CEO at Delek Group Ltd.; Chief Financial Officer of Partner Communications Company; and Chief Financial Officer of Barak ITC.  Mr. Gelman is also a licensed CPA in the USA and Israel and he holds a BA in Accounting from Queens College and an MBA from Hofstra University.

Ofer Adler, one of IncrediMail’s founders who is stepping down from the Board of Directors said, “I have tremendous confidence in IncrediMail management and believe in the Company’s new direction.  When I hired Josef as CEO in August of 2010, I had high hopes that he would take the business to new places and with the first acquisition behind us it feels like the right time to move on.

Mandelbaum concluded. “There is no way we can properly thank Ofer, the founder of the Company, for his contributions.  Therefore I will let the merits of what he accomplished speak for themselves.  On a personal note, I would like to thank Ofer for all he has done for me and I truly appreciate the advice insight and expertise he brought to the Board.  I know this isn’t goodbye and I am sure I will be calling him frequently in the future.”

About IncrediMail Ltd.
IncrediMail Ltd. (NASDAQ:MAIL) is a digital media company that builds downloadable consumer applications. The company’s award winning e-mail product, IncrediMail Premium, is sold in over 100 countries in 10 different languages. Other products include, PhotoJoy a photo sharing and discovery product, HiYo a graphic add-on to instant messaging software and Magnetic, a wallpaper and screensaver software.

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the markets in which the Company operates and in general economic and business conditions, loss of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume any obligation to update these forward-looking statements.

Contact:
KCSA Strategic Communications
Rob Fink, 212-896-1206
rfink@kcsa.com
or
Chi-Chi Millaway, 212-896-1269
cmillaway@kcsa.com